Q2

2013 Second Quarter Report

	Three months ended		Six months ended
	June 30		June 30
Advantage Unconsolidated Results	2013	2012	2013	2012
Financial ($000, except as otherwise indicated)
Sales including realized hedging	$39,184	$27,549	$80,782	$60,974
per boe	$21.57	$13.72	$21.66	$14.83
Funds from operations	$23,488	$7,394	$44,972	$19,813
per share (2)	$0.14	$0.04	$0.27	$0.12
per boe	$12.93	$3.68	$12.06	$4.81
Dividends received from Longview	$3,173	$3,588	$6,346	$8,005
per share (2)	$0.02	$0.02	$0.04	$0.05
Total capital expenditures	$3,750	$7,857	$57,857	$71,184
Working capital deficit (3)	$5,954	$13,615	$5,954	$13,615
Bank indebtedness	$144,779	$172,005	$144,779	$172,005
Convertible debentures (face value)	$86,250	$86,250	$86,250	$86,250
Shares outstanding at end of period (000)	168,383	167,154	168,383	167,154
Basic weighted average shares (000)	168,383	167,087	168,383	166,814
Operating
Daily Production
Natural gas (mcf/d)	116,469	124,041	118,072	126,996
Crude oil and NGLs (bbls/d)	554	1,394	929	1,428
Total mcfe/d (4)	119,793	132,405	123,646	135,564
Total boe/d (4)	19,966	22,068	20,608	22,594
Average prices (including hedging)
Natural gas ($/mcf)	$3.35	$1.65	$3.19	$1.83
Crude oil and NGLs ($/bbl)	$73.22	$70.51	$74.87	$71.95

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	Based on weighted average shares outstanding
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview. Advantage’s second quarter 2013 results include one month of financial and operating results for the non-core assets sold to Questfire Energy Corp.

(“Questfire”) on April 30, 2013.

➢	The table below provides select operating & financial information for Advantage during the second quarter of 2013 and illustrates Glacier’s strong operating income and netbacks. The non-core assets included in this table were sold to Questfire.

	Three months ended June 30, 2013
	Glacier		Non-core Assets (1)		Total Advantage
	($000)	per mcfe	($000)	per mcfe	($000)	per mcfe
Sales	$34,697	$3.52	$5,726	$5.47	$40,423	$3.71
Royalties	(1,927)	(0.20)	(946)	(0.90)	(2,873)	(0.26)
Operating expense	(2,956)	(0.30)	(1,904)	(1.82)	(4,860)	(0.45)
Operating income/netback	$29,814	$3.02	$2,876	$2.75	$32,690	$3.00

Daily Production
Total Mmcfe/d	108.3		11.5		119.8
% natural gas	99%		78%		98%

Average prices (excluding hedging)
Natural gas ($/mcf)	$3.44		$3.83		$3.47
Crude oil and NGLs ($/bbl)	$86.58		$68.69		$73.22

                        Note: (1) Non-core assets sold to Questfire as of April 30, 2013.

➢	Glacier production averaged 108.3 mmcfe/d (18,049 boe/d) with a number of Montney wells demonstrating stronger production rates and lower declines resulting from improved completion techniques. Current production at Glacier is 110 mmcfe/d (18,300 boe/d).

➢	The royalty rate at Glacier during the second quarter of 2013 was 5.6% which was slightly higher than previous periods due to a 2012 Alberta Gas Cost Allowance adjustment.

➢	Operating costs at Glacier averaged $0.30/mcfe ($1.80/boe) during the second quarter of 2013 and demonstrates the continued efficiencies created by processing our natural gas production through our 100% owned Glacier gas plant.

➢	The operating netback at Glacier of $3.02/mcfe during the second quarter of 2013 demonstrates the strong cash flow generation capacity of our signature asset due to its industry leading operating cost and royalty cost structure. The operating netback at Glacier improved significantly compared to the same period in 2012 due to an improvement in realized natural gas prices and higher production rates at Glacier.

➢	Total capital expenditures at Glacier for the three months ended June 30, 2013 was $1.9 million. These expenditures resulted from completion of production testing operations on new wells and installation of additional wellsite facilities.

➢	In addition to Glacier, Advantage’s other major assets include a 45.1% ownership in the shares of Longview Oil Corp. (“Longview”) valued at approximately $105.3 million as at June 30, 2013, a $32.6 million Questfire Debenture and 1,500,000 Questfire Class B Shares. Advantage received tax-free dividend income from Longview of $3.2 million ($0.02 per share) during the second quarter of 2013.

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➢	As of June 30, 2013, Advantage’s bank indebtedness decreased 15% to $144.8 million as compared to the same period of 2012. Our credit facility was revised to $230 million with the closing of our non-core asset sales on April 30, 2013. A routine mid-term credit facility review will occur in October 2013 followed by an annual review in June 2014.

➢	Advantage’s estimated tax pools as of June 30, 2013 are approximately $1.1 billion of which approximately $790 million are deductible at a rate of 100%.

Glacier Well Production Demonstrates Sustained Improvement with Revised Completion Techniques

➢	During the first half of 2013, 11 Montney wells completed with revised completion techniques were brought on-production. These wells consisted of 6 Upper Montney, 3 Middle Montney and 2 Lower Montney wells located across the Glacier land block and have produced an average of 120 days.

➢	Production from these wells have demonstrated a significant improvement in the initial 30 day production rates by 1.5 times to 3 times and a shallower decline when compared to directly offsetting wells that were completed with our previous completion technique after a similar production period. The largest production improvement resulted from a Lower Montney well which was completed with a high rate slick water frac with an open hole packer system. This well is currently flowing at 7.5 mmcf/d after producing for 155 days and is still being restricted due to sand production from high flow rates.

➢	We believe that future optimization of our completion techniques could generate additional improvements in overall well results as we continue to evaluate multi-frac design technologies.

Commodity Hedging Program Reduces Cash Flow Volatility

➢	Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016 and are particularly important during this current period of wider Canadian natural gas price differentials. Our hedging positions are summarized in the following table:

	Average	Net Forecast	Average Price
Period	Production Hedged	Production Hedged	$Cdn. AECO
Q3 2013 & Q4 2013	38.1Mmcf/d	39%	$3.45/mcf
Q1 2014 to Q4 2014	50.2Mmcf/d	39%	$3.81/mcf
Q1 2015 to Q4 2015	45.0Mmcf/d	27%	$3.91/mcf
Q1 2016	42.7Mmcf/d	23%	$3.90/mcf

➢	Additional details on our hedging program are available at our website at www.advantageog.com.

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Strategic Alternatives Process Update

➢	As announced in the Corporation’s May 21, 2013 press release, the Special Committee’s financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets, commenced a broad global marketing effort to solicit interest in a sale of the Corporation or another transaction to maximize value for all shareholders. Response to date has been positive. As noted below, a number of parties have begun their review of the Corporation's confidential information, and the financial advisors continue to coordinate with additional parties wishing to participate in the process.

➢	As announced in Advantage's July 15, 2013 press release, a key data set, namely the updated Glacier Contingent Resource Evaluation, was just recently completed by Sproule Associates Ltd. That Evaluation, an addendum to the earlier Sproule reports evaluating the petroleum and natural gas Montney contingent resources and reserves for Glacier, is an essential part of the material in Advantage's virtual data room. It has been made available to those parties who have executed confidentiality agreements and commenced their review of the Corporation’s materials. In addition, the updated Contingent Resource Evaluation will form a key element of the management team’s technical presentations which are currently being scheduled.

➢	Once those technical presentations have been held and the financial advisors are satisfied that interested parties have had sufficient time to assess the opportunity, the bid date will be determined.

➢	The Corporation cautions that there can be no assurance that this process will result in an acceptable transaction.

Glacier Phase VI Capital Development Program Underway

➢	Our Phase VI capital development program (Q2 2013 to Q1 2014) which includes 22 net Montney wells is targeted to increase production to 135 mmcf/d by the spring of 2014 and is targeted to maintain this production rate until early 2015. Three drilling rigs are active at Glacier as of August 8, 2013 and we anticipate initial completions results will be available by early fourth quarter 2013. The Phase VI capital development program was approved by our Board of Directors on May 21, 2013 with the following guidance:

	April to December 2013 (1)	January to March 2014	12 Months ending March 2014 (1)

Production (Mmcfe/d)	106.8 – 109.2	128.4 – 130.8	111.0 – 113.4
Exit Production Rate (Mmcfe/d)	-	-	135.0
Royalty Rate (%)	4.9%	4.5%	4.8%
Operating Costs ($/mcfe)	$0.40	$0.30	$0.37
Capital Expenditure ($ million)	$106	$64	$170

Notes: (1) Includes the operating and financial results for the month of April 2013 from non-core assets sold to Questfire on April 30, 2013.

➢	We continue to work on a future Phase VII capital development program (Q2 2014 to Q1 2015) which is targeted to increase production to 195 mmcf/d by the spring of 2015. Operating and financial estimates for this plan is included in our current investor presentation that is available on our website.

➢	Numerous options to facilitate the extraction of natural gas liquids are currently being reviewed to determine the timing of increasing production from the Middle Montney. These plans will be included in our Phase VII estimates as decisions and approvals are completed.

➢	Capital requirements for our Phase VI and Phase VII development programs are expected to be funded through growing cash flow, undrawn credit facilities and current Advantage investments.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of August 8, 2013, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and six months ended June 30, 2013 and should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, terms of the TSA (as defined herein) with Longview Oil Corp. ("Longview"); industry conditions, including effect of changes in commodity prices on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging strategy; expected production from the Glacier area through to the end of 2013; anticipated effect of Phase IV Glacier development program on production; Longview's anticipated average daily production from the 2013 calendar year; the Corporation's beliefs regarding future prices for natural gas; effect of changes in the $US/$Canadian exchange rate, changes in Canadian crude oil differentials relative to WTI and quality and transportation adjustments on Advantage’s realized prices; effect of commodity prices on the Corporation's financial results, condition and performance; effect of commodity price risk management activities on the Corporation, including cash flows; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts in 2013; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; impact of GCA (as defined herein) and increased production from Glacier on royalty rates; Advantage's plans to explore opportunities to reduce operating costs; Longview's anticipated operating costs during 2013; terms of the Corporation's and Longview's equity compensation plans; expectations of future compensation costs associated with the restricted shares of Longview; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities, the Corporation's expectations regarding extension of the credit facilities at each annual review and effect of revisions or changes in reserve estimates and commodity prices on the borrowing base; terms of the Corporation's convertible debentures; the ability of the Corporation to manage its capital structure, the Corporation's strategy for managing its capital structure, and the timing of review of capital structure by management and the board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, including the impact on the Corporation's operating netbacks, funds from operations and capital expenditures; anticipated effect of the Corporation's hedging program on the volatility of funds from operations; Advantage's beliefs regarding its strategy to protect its business in the current industry and economic environment and its plans to monitor the possible impact on its business and strategy and to make adjustments, as necessary; Advantage's focus on development of the natural gas resource play at Glacier while retaining a significant investment in Longview; the Corporation's expectations as to its ability to maintain production from Glacier at the levels disclosed herein; the Corporation's estimated capital expenditure program from the 12 months ended March 31, 2014; the focus of Longview's capital drilling program; anticipated changes in accounting standards; the Corporation anticipated capital program, including number and type of wells projected to be drilled and the drilling methods to be utilized; the Corporation's development program to increase production at Glacier and the anticipated production levels and timing thereof; estimated average costs per well; the Corporation's exploration and development plans, including the use of additional drilling rigs; the focus of Longview's 2013 capital program; Longview's plans to high grade its inventory of drilling locations and invest in opportunities that are believed to provide strong economics during low commodity price cycles; and Longview's plans to monitor funds from operations, its dividend policy and capital expenditure commitments to ensure they are substantially balanced. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

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Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2013	2012	% change	2013	2012	% change
Cash provided by operating activities	$7,971	$(1,521)	(624)%	$65,966	$31,374	110%
Expenditures on decommissioning liability	699	602	16%	2,846	1,341	112%
Changes in non-cash working capital	35,961	23,316	54%	16,441	25,434	(35)%
Finance expense (1)	(4,460)	(4,154)	7%	(8,785)	(7,915)	11%
Funds from operations	$40,171	$18,243	120%	$76,468	$50,234	52%

(1) Finance expense excludes non-cash accretion expense.

Non-core Asset Sales

On August 22, 2012, the Advantage legal entity announced that it would market for sale all remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21,150,010 share ownership position in Longview Oil Corp (“Longview”). In accordance with the requirements of IFRS, Advantage ceased recognizing depreciation on the property, plant and equipment held for sale effective as of the announcement. The carrying amounts of exploration and evaluation assets, property, plant and equipment, decommissioning liabilities and derivative liabilities associated with the assets held for sale were presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount. On February 5, 2013 Advantage announced that it had closed four separate sales transactions since commencement of the non-core asset disposition process for net cash proceeds of $27.8 million and representing production of approximately 420 boe/d. On April 30, 2013, Advantage announced that it had closed a fifth and final transaction with Questfire Energy Corp. (“Questfire”) representing production of approximately 5,600 boe/d which, on a combined basis, constituted the sale of substantially all non-core assets (the “Transaction”). The consideration received by Advantage from Questfire consisted of $40.2 million of cash, a Convertible Senior Secured Questfire Debenture with a face value of $32.6 million (the “Questfire Debenture”) and 1.5 million Class B Shares of Questfire (the “Class B Shares”). The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness.

The disposition transactions have had a pervasive impact on the financial and operating results and financial position of the Advantage legal entity such that historical financial and operating performance may not be indicative of actual future performance. Advantage is now a pure play company focused on our signature Glacier Montney property. Advantage’s other major assets now includes our 45.1% interest in Longview and the Questfire Debenture and Class B Shares.

Consolidation of Longview Oil Corp.

Advantage owns 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating Information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

A Technical Services Agreement (“TSA”) exists between Advantage and Longview whereby Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

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Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended			Six months ended
	June 30, 2013			June 30, 2013
	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	116,469	7,374	123,843	118,072	7,539	125,611
Crude oil (bbls/d)	292	4,302	4,594	427	4,280	4,707
NGLs (bbls/d)	262	510	772	502	535	1,037
Total (boe/d)	19,966	6,041	26,007	20,608	6,072	26,679
Natural gas (%)	98%	21%	79%	96%	21%	78%
Crude oil (%)	1%	71%	18%	2%	70%	18%
NGLs (%)	1%	8%	3%	2%	9%	4%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$3.47	$3.74	$3.48	$3.22	$3.53	$3.24
Including hedging	$3.35	$3.74	$3.37	$3.19	$3.53	$3.21

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$85.87	$84.86	$84.92	$83.35	$80.73	$80.97
Including hedging	$85.87	$82.64	$82.84	$83.55	$78.84	$79.27
Realized NGLs prices
Excluding hedging	$59.10	$50.05	$53.12	$67.48	$51.82	$59.40
Realized crude oil and NGLs prices
Excluding hedging	$73.22	$81.17	$80.35	$74.78	$77.52	$77.07
Including hedging	$73.22	$79.19	$78.57	$74.87	$75.84	$75.68

Cash netbacks ($/boe)
Petroleum and natural gas sales	$22.25	$69.22	$33.16	$21.82	$65.86	$31.84
Royalties	(1.58)	(11.59)	(3.91)	(1.27)	(11.69)	(3.64)
Realized loss on derivatives	(0.68)	(1.58)	(0.89)	(0.16)	(1.33)	(0.43)
Operating expense	(2.67)	(21.78)	(7.11)	(3.96)	(21.14)	(7.87)
Operating income	17.32	34.27	21.25	16.43	31.70	19.90
General and administrative expense (1)	(2.85)	(1.13)	(2.45)	(2.84)	(1.17)	(2.46)
Finance expense (2)	(1.72)	(2.43)	(1.88)	(1.63)	(2.46)	(1.82)
Other income (3)	0.18	(0.36)	0.06	0.10	0.60	0.21
Cash netbacks	$12.93	$30.35	$16.98	$12.06	$28.67	$15.83

(1)	General and administrative expense excludes non-cash G&A.
(2)	Finance expense excludes non-cash accretion expense.
(3)	Other income excluded non-cash other income.

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	Three months ended			Six months ended
	June 30, 2013			June 30, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$36,732	$2,509	$39,241	$68,820	$4,816	$73,636
Realized hedging losses	(1,239)	-	(1,239)	(630)	-	(630)
Natural gas sales including hedging	35,493	2,509	38,002	68,190	4,816	73,006
Crude oil and NGLs sales	3,691	35,538	39,229	12,576	67,558	80,134
Realized hedging gains (losses)	-	(868)	(868)	16	(1,466)	(1,450)
Crude oil and NGLs sales
including hedging	3,691	34,670	38,361	12,592	66,092	78,684
Total	$39,184	$37,179	$76,363	$80,782	$70,908	$151,690
per boe	$21.57	$67.64	$32.27	$21.66	$64.53	$31.41

Royalties	$2,873	$6,369	$9,242	$4,728	$12,851	$17,579
per boe	$1.58	$11.59	$3.91	$1.27	$11.69	$3.64
As a percentage of petroleum and	7.1%	16.7%	11.8%	5.8%	17.8%	11.4%
natural gas sales

Operating expense	$4,860	$11,972	$16,832	$14,765	$23,227	$37,992
per boe	$2.67	$21.78	$7.11	$3.96	$21.14	$7.87

General and administrative
expense (1)	$5,172	$619	$5,791	$10,585	$1,283	$11,868
per boe	$2.85	$1.13	$2.45	$2.84	$1.17	$2.46

Interest on bank indebtedness	$2,049	$1,336	$3,385	$3,958	$2,706	$6,664
per boe	$1.13	$2.43	$1.43	$1.06	$2.46	$1.38

Interest on convertible debentures	$1,075	$-	$1,075	$2,121	$-	$2,121
per boe	$0.59	$-	$0.45	$0.57	$-	$0.44

Other income (2)	$333	$(200)	$133	$347	$655	$1,002
per boe	$0.18	$(0.36)	$0.06	$0.10	$0.60	$0.21
	2%	3%

Funds from operations	$23,488	$16,683	$40,171	$44,972	$31,496	$76,468
per boe	$12.93	$30.35	$16.98	$12.06	$28.67	$15.83
per share (3) (4)	$0.14	$0.36	$0.18	$0.27	$0.67	$0.35

Dividends from Longview	$3,173	$(7,032)	$(3,859)	$6,346	$(14,061)	$(7,715)
(declared by Longview)

Expenditures on property, plant and	$3,731	$2,375	$6,106	$57,827	$16,455	$74,282
equipment
Expenditures on exploration and	19	-	19	30	-	30
evaluation assets
Total capital spending	$3,750	$2,375	$6,125	$57,857	$16,455	$74,312

Debt and working capital
Bank indebtedness				$144,779	$117,672	$262,451
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$5,954	$4,972	$10,926

(1)	General and administrative expense excludes non-cash G&A.
(2)	Other income excludes non-cash other income.
(3)	Based on basic weighted average shares outstanding applicable to each legal entity.
(4)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

Advantage Oil & Gas Ltd. - 9

Overview

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Cash provided by operating
activities ($000)	$7,971	$(1,521)	(624)%	$65,966	$31,374	110%
Funds from operations ($000)	$40,171	$18,243	120%	$76,468	$50,234	52%
per share (1)	$0.18	$0.09	100%	$0.35	$0.23	52%
per boe	$16.98	$7.16	137%	$15.83	$9.55	66%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

For the three months ended June 30, 2013, Advantage realized funds from operations of $40.2 million or $0.18 per share, an increase of 120% as compared to $18.2 million or $0.09 per share for the second quarter of 2012 and an increase of 11% as compared to $36.3 million or $0.17 per share for the immediate prior quarter. The increased funds from operations and cash netbacks have been primarily attributable to significantly improved commodity prices and partially offset by lower production. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). Average daily production during the three and six months ended June 30, 2013 decreased as compared to the same periods of 2012 as we completed several significant dispositions from the third quarter of 2012 through to the second quarter of 2013 to create a pure play company focused on our signature Glacier Montney property. The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Petroleum, Natural Gas Sales and Hedging

	Three months ended			Six months ended
	June 30			June 30
($000)	2013	2012	% change	2013	2012	% change
Natural gas sales	$39,241	$19,911	97%	$73,636	$45,597	61%
Realized hedging gains (losses)	(1,239)	237	(623)%	(630)	237	(366)%
Natural gas sales including hedging	38,002	20,148	89%	73,006	45,834	59%
Crude oil and NGLs sales	39,229	37,975	3%	80,134	86,783	(8)%
Realized hedging gains (losses)	(868)	403	(315)%	(1,450)	(241)	502%
Crude oil and NGLs sales
including hedging	38,361	38,378	-%	78,684	86,542	(9)%
Total (1)	$76,363	$58,526	30%	$151,690	$132,376	15%

(1)	Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, during the second quarter of 2013 was $78.5 million, an increase of $20.6 million or 36% when compared to the second quarter of 2012 and an increase of $3.2 million or 4% from the first quarter of 2013, primarily attributable to significantly improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 111% for the three months ended June 30, 2013, as compared to the same period of 2012 and increased 16% when compared to the first quarter of 2013. Realized crude oil and NGLs prices, excluding hedging, increased 13% for the three months ended June 30, 2013, as compared to the same period of 2012 and increased 8% when compared to the immediate prior quarter.

Advantage Oil & Gas Ltd. - 10

The Corporation’s financial results and condition will be dependent on the prices received for oil and natural gas production. As such, the Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). Due to average actual commodity prices being higher than our established average hedge prices, we realized hedging losses of $2.1 million for the three and six months ended June 30, 2013.

Production

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Natural gas (mcf/d)	123,843	132,411	(6)%	125,611	136,037	(8)%
Crude oil (bbls/d)	4,594	4,614	-%	4,707	4,894	(4)%
NGLs (bbls/d)	772	1,266	(39)%	1,037	1,337	(22)%
Total (boe/d)	26,007	27,949	(7)%	26,679	28,904	(8)%
Natural gas (%)	79%	79%		78%	78%
Crude oil (%)	18%	17%		18%	17%
NGLs (%)	3%	4%		4%	5%

Average daily production during the three and six months ended June 30, 2013 decreased as compared to the same periods of 2012 attributable to significant non-core property dispositions.

Advantage’s stand-alone production averaged 19,966 boe/d for the second quarter of 2013, as compared to 22,068 boe/d for the second quarter of 2012 and 21,257 boe/d realized during the first quarter of 2013. Advantage has completed several significant non-core property dispositions from the third quarter of 2012 through to the second quarter of 2013 to create a pure play company focused on our signature Glacier Montney property. During the second quarter of 2013 Glacier daily production averaged 107.5 mmcf/d as we brought on additional production from our inventory of Montney wells. We estimate that behind pipe productivity combined with our current capital program is sufficient to sustain production at approximately 100 mmcf/d for the remainder of 2013. At Glacier, drilling activity has been delayed due to wet conditions but we have now commenced our Phase VI Glacier development program which is designed to increase production to 135 mmcf/d by the end of the first quarter of 2014.

Longview daily production averaged 6,041 boe/d for the second quarter of 2013 , a 3% increase from the second quarter of 2012. Crude oil production increased by 9% in the second quarter of 2013 to 4,302 bbls/d versus 3,947 bbls/d in 2012 as a result of their successful capital expenditure programs that have focused on light oil development projects. For the six months ended June 30, 2013, daily production averaged 6,072 boe/d , a 4% decrease from the same period of 2012 with high value crude oil production increasing by 1% and reduced gas and NGL volumes experiencing normal production declines.

Commodity Prices and Marketing

Natural Gas

	Three months ended			Six months ended
	June 30			June 30
($/mcf)	2013	2012	% change	2013	2012	% change
Realized natural gas prices
Excluding hedging	$3.48	$1.65	111%	$3.24	$1.84	76%
Including hedging	$3.37	$1.67	102%	$3.21	$1.85	74%
AECO daily index	$3.55	$1.90	87%	$3.37	$2.04	65%

Realized natural gas prices, excluding hedging, for the three and six months ended June 30, 2013 have increased significantly when compared to the same periods of 2012. Our realized natural gas prices include deductions for unutilized sales gas pipeline fees associated with TransCanada pipeline firm service commitments of 125 mmcf/d at Glacier for calendar 2013. We incur charges of approximately $0.25/mcf on these service commitments and since Glacier production has averaged less than the commitments, the unutilized firm service costs reduced our realized natural gas prices in comparison to AECO.

Advantage Oil & Gas Ltd. - 11

Natural gas prices declined dramatically throughout 2012 due to decreased demand caused by the mild 2011/2012 winter and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays, that resulted in historic high inventory levels. Massive switching by electrical utilities from coal to natural gas during the 2012 summer combined with the 2012/2013 prolonged winter reduced the inventory levels to the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. However, supply and demand fundamentals for natural gas remain challenging and we anticipate continued natural gas price volatility in the current environment.

Crude Oil and NGLs

	Three months ended			Six months ended
	June 30			June 30
($/bbl)	2013	2012	% change	2013	2012	% change
Realized crude oil prices
Excluding hedging	$84.92	$73.98	15%	$80.97	$81.16	-%
Including hedging	$82.84	$74.94	11%	$79.27	$80.89	(2)%
Realized NGLs prices
Excluding hedging	$53.12	$60.04	(12)%	$59.40	$59.58	-%
Realized crude oil and NGLs prices
Excluding hedging	$80.35	$70.97	13%	$77.07	$76.52	1%
Including hedging	$78.57	$71.73	10%	$75.68	$76.31	(1)%
WTI ($US/bbl)	$94.23	$93.51	1%	$94.28	$98.23	(4)%
$US/$Canadian exchange rate	$0.98	$0.99	(1)%	$0.98	$0.99	(1)%
Edmonton Light ($/bbl)	$92.99	$84.14	11%	$90.90	$88.16	3%
WTI/Edmonton Light Differential ($/bbl)	$(3.16)	$(10.31)	(69)%	$(5.30)	$(11.06)	(52)%

Realized crude oil and NGLs prices, excluding hedging, increased 13% for the three months ended June 30, 2013, as compared to the same period of 2012 and increased 8% when compared to the immediate prior quarter. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in Canadian crude oil differentials between WTI and Canadian realized pricing, the $US/$Canadian exchange rate, and quality and transportation adjustments. Although differentials continue to remain volatile, during the second quarter of 2013 the WTI/Edmonton Light differential significantly decreased resulting in stronger Canadian realized pricing that has benefited Advantage. Natural gas liquid prices have continued to remain soft due to oversupply attributable to successful liquids-rich drilling throughout North America.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also separately limit the utilization of derivative contracts for each of Advantage and Longview. Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production over the first three years and 50% over the fourth year. Longview is allowed to hedge up to 60% of total estimated crude oil and natural gas production over the first two years and 50% over the third year.

Advantage Oil & Gas Ltd. - 12

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Fixed price	January 2013 to December 2013	14,217 mcf/d	$3.51/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	$3.14/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	$3.17/mcf
Fixed price	April 2013 to October 2013	4,739 mcf/d	$2.95/mcf
Fixed price	July 2013 to September 2013	4,739 mcf/d	$3.22/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	$4.01/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	$4.01/mcf
Fixed price	January 2014 to March 2014	14,217 mcf/d	$3.85/mcf
Fixed price	January 2014 to March 2014	18,956 mcf/d	$3.84/mcf
Fixed price	April 2014 to October 2014	14,217 mcf/d	$3.68/mcf
Fixed price	April 2014 to October 2014	18,956 mcf/d	$3.68/mcf
Fixed price	April 2014 to March 2015	18,956 mcf/d	$3.82/mcf
Fixed price	November 2014 to March 2015	14,217 mcf/d	$4.02/mcf
Fixed price	November 2014 to March 2015	18,956 mcf/d	$4.01/mcf
Fixed price	April 2015 to March 2016	18,956 mcf/d	$3.90/mcf
Fixed price	April 2015 to March 2016	9,478 mcf/d	$3.90/mcf
Fixed price	April 2015 to March 2016	14,217 mcf/d	$3.91/mcf

Crude oil – WTI
Fixed price (1)	January 2013 to December 2013	1,000 bbls/d	$90.29/bbl
Fixed price (1)	February 2013 to December 2013	1,000 bbls/d	$93.00/bbl
Fixed price (1)	January 2014 to December 2014	1,000 bbls/d	$94.82/bbl
Fixed price (1)	January 2014 to December 2014	1,000 bbls/d	$94.85/bbl

(1)	Derivative contracts entered by Longview.

A summary of realized and unrealized hedging gains and losses for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2013	2012	% change	2013	2012	% change
Realized gains (losses) on derivatives
Natural gas	$(1,239)	$237	(623)%	$(630)	$237	(366)%
Crude oil	(868)	403	(315)%	(1,450)	(241)	502%
Total realized gains (losses) on derivatives	(2,107)	640	(429)%	(2,080)	(4)	51,900%
Unrealized gains (losses) on derivatives
Natural gas	15,122	(2,423)	(724)%	3,307	(2,237)	(248)%
Crude oil	(3,550)	6,927	(151)%	(3,718)	5,947	(163)%
Total unrealized gains (losses) on derivatives	11,572	4,504	157%	(411)	3,710	(111)%
Total gains (losses) on derivatives	$9,465	$5,144	84%	$(2,491)	$3,706	(167)%

For the three and six months ended June 30, 2013, we recognized net realized derivative losses on settled derivative contracts as a result of higher actual commodity prices during the periods as compared to our average hedge prices. As at June 30, 2013, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $3.4 million, an increase of $2.3 million from the $1.1 million net asset at December 31, 2012. For the six months ended June 30, 2013, this $2.3 million increase in the fair value of the net asset associated with the derivative contracts was recognized in income as an unrealized derivative gain (June 30, 2012 – $3.7 million unrealized derivative gain) offset by the recognition of a $2.7 million unrealized derivative loss associated with the net liability of derivative contracts outstanding that were subsequently assigned to Questfire upon closing the Transaction. The valuation of the derivatives is the estimated fair value to settle the contracts as at June 30, 2013 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2013 to 2016 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 13

Royalties

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Royalties ($000)	$9,242	$8,384	10%	$17,579	$18,938	(7)%
per boe	$3.91	$3.30	18%	$3.64	$3.60	1%
As a percentage of petroleum and natural gas sales	11.8%	14.5%	(2.7)%	11.4%	14.3%	(2.9)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Royalties for the three months ended June 30, 2013 have increased as compared to the same quarter of 2012 due to a significant increase in natural gas sales as a result of improved natural gas pricing and a royalty adjustment related to the annual 2012 gas cost allowance. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 7.1% and 16.7%, respectively. Advantage’s royalty rates are predominately based on natural gas production and are generally low from our significant development at Glacier where the royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. As production from Glacier has become a larger proportion of total production, we have experienced a continual reduction in our realized royalty rate.

Operating Expense

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Operating expense ($000)	$16,832	$22,374	(25)%	$37,992	$45,352	(16)%
per boe	$7.11	$8.80	(19)%	$7.87	$8.62	(9)%

Operating expense for the three and six months ended June 30, 2013 decreased as compared to the same periods of 2012 attributable to significant non-core property dispositions.

Operating expense per boe realized by Advantage on a stand-alone basis for the second quarter of 2013 was $2.67/boe, compared to $5.16/boe for the second quarter of 2012 and $5.18/boe for the first quarter of 2013. Advantage operating costs have decreased with the completion of non-core property dispositions from the third quarter of 2012 through to the second quarter of 2013 that had higher operating cost structures. Advantage operating expenses are driven by our significant development at Glacier whereby operating costs are approximately $0.30/mcf ($1.80/boe) due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant. Advantage continues to explore further opportunities to reduce costs.

Advantage Oil & Gas Ltd. - 14

Longview total operating expense for the three and six months ended June 30, 2013 were $11.9 million and $23.2 million, respectively, comparable to the same periods of 2012. Although total operating costs have remained relative stable, operating costs per boe for the three and six months ended June 30, 2013 decreased by 3% to $21.78/boe and increased by 6% to $21.14/boe, respectively, due to the slight variation of production during the periods. There has also been some modest pressure on operating costs including increased road, lease maintenance, and other costs associated with typical spring breakup conditions and higher trucking and power costs. To help stabilize fluctuating power costs, we have fixed the price of 0.8 MW at $55.41/MWh for the period from January 2013 to December 2014.

General and Administrative Expense

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
General and administrative expense
Cash expense ($000)	$5,791	$5,434	7%	$11,868	$10,496	13%
per boe	$2.45	$2.14	14%	$2.46	$2.00	23%
Non-cash expense ($000)	$2,077	$1,244	67%	$3,657	$3,307	11%
per boe	$0.88	$0.49	80%	$0.76	$0.63	21%
Total general and administrative expense ($000)	$7,868	$6,678	18%	$15,525	$13,803	12%
per boe	$3.33	$2.63	27%	$3.22	$2.63	22%
Employees at June 30				85	122	(30)%

Cash general and administrative (“G&A”) expense increased for the three and six months ended June 30, 2013 compared to the same periods of 2012 due to additional amounts provided to retain employees during the non-core asset disposition process and strategic alternatives review process, and one-time costs associated with rationalizing staff following the completion of the property dispositions.

Non-cash G&A expense is comprised of share based compensation, including restricted shares and stock options, granted to service providers with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. Restricted shares are generally granted when the Corporation demonstrates a positive total return, subject to Board of Directors approval, and on vesting are exchanged for common shares. Stock options are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to share based compensation is recognized as non-cash G&A expense over the vesting period based on the determination of fair value on grant date, the estimated number of restricted shares or stock options to vest, and certain management estimates. The fair value of share based compensation is the estimated fair value on grant date calculated utilizing option pricing models, including estimates, assumptions and available market data. As such, the fair value determined on grant date and recognized as expense over the vesting period is not cash and the actual gains or losses realized on eventual vesting and exercise can vary materially from the fair value.

Advantage stand-alone had a restricted share performance incentive plan that expired during the third quarter of 2012 and no Advantage restricted shares were granted during 2012. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to continue providing for long term equity based compensation for service providers. For the six months ended June 30, 2013, Advantage stand-alone recognized $3.5 million of compensation cost as non-cash G&A expense related to the amortization of the fair value of stock options granted over the vesting period. During the same period, 2.0 million stock options expired unexercised, 2.0 million stock options were exercised for cash consideration of approximately $40,000, and 3.8 million new replacement stock options were granted.

Longview non-cash G&A expense is comprised of restricted shares and for the six months ended June 30, 2013, no restricted shares were granted and $0.2 million of compensation cost was recognized as non-cash G&A expense.

Advantage Oil & Gas Ltd. - 15

Depreciation Expense

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Depreciation expense ($000)	$28,429	$35,278	(19)%	$54,109	$72,856	(26)%
per boe	$12.01	$13.87	(13)%	$11.21	$13.85	(19)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For the three and six months ended June 30, 2013, depreciation expense has decreased compared to the same periods of 2012 due to the reduced rate of depreciation per boe and lower production attributable to significant non-core property dispositions. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale effective August 2012, in accordance with the requirements of IFRS (refer to the section “Non-core Asset Sales”).

Interest on Bank Indebtedness

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Interest on bank indebtedness ($000)	$3,385	$3,082	10%	$6,664	$5,787	15%
per boe	$1.43	$1.21	18%	$1.38	$1.10	25%
Average effective interest rate	5.0%	4.2%	0.8%	5.0%	4.2%	0.8%

Total interest on bank indebtedness has increased for the three and six months ended June 30, 2013 as compared to the same periods of 2012 primarily due to modestly higher effective interest rates and average bank indebtedness during the periods. Our consolidated bank indebtedness outstanding at the end of June 30, 2013 was $262.5 million, a decrease of $10.0 million from December 31, 2012, consisting of $144.8 million and $117.7 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates have increased due to the modestly higher debt to cash flow ratio as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Interest on convertible
debentures ($000)	$1,075	$1,072	-%	$2,121	$2,128	-%
per boe	$0.45	$0.42	7%	$0.44	$0.40	10%
Accretion on convertible
debentures ($000)	$835	$800	4%	$1,660	$1,601	4%
per boe	$0.35	$0.31	13%	$0.34	$0.30	13%
Convertible debentures maturity
value at June 30 ($000)				$86,250	$86,250	-%

Interest and accretion on convertible debentures for the three and six months ended June 30, 2013 are comparable to the same periods of 2012 as there have been no changes in our convertible debentures outstanding. We have $86.2 million of 5% convertible debentures outstanding that are due to mature January 30, 2015.

Advantage Oil & Gas Ltd. - 16

Accretion on Decommissioning Liability

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Accretion on decommissioning
liability ($000)	$1,846	$1,389	33%	$3,483	$3,084	13%
per boe	$0.78	$0.55	42%	$0.72	$0.59	22%

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. The decommissioning liability is substantially lower at June 30, 2013 as $124.9 million was derecognized attributable to non-core property dispositions. Additionally, the net present value of the decommissioning liability has decreased $23.4 million from December 31, 2012 due to an increase in the risk-free rate. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.96% of the liability.

Other Income (Expense)

	Three months ended			Six months ended
	June 30			June 30
($000)	2013	2012	% change	2013	2012	% change
Loss on sale of property, plant and equipment	$(6,072)	$(158)	3,743%	$(6,072)	$(159)	3,719%
Miscellaneous income (expense)	(194)	63	(408)%	675	559	21%
Interest income - Questfire Debenture	327	-	100%	327	-	100%
Accretion income - Questfire Debenture	377	-	100%	377	-	100%
Unrealized gain - Questfire Class B Shares	300	-	100%	300	-	100%
	$(5,262)	$(95)	5,439%	$(4,393)	$400	(1,198)%

On April 30, 2013, Advantage announced that it had closed a fifth and final disposition transaction which constituted the sale of substantially all non-core assets. The consideration received by Advantage from Questfire consisted of $40.2 million of cash, the Questfire Debenture with a face value of $32.6 million and 1.5 million Class B Shares of Questfire. As a result, Advantage recognized a $6.1 million loss on disposition as the fair value assigned to the consideration received was less than the carrying value of the assets held for sale. Advantage recognized $0.3 million of interest income earned at a 6% interest rate on the Questfire Debenture. The fair value of the Questfire Debenture was based on a discounted cash flow model at a discount rate of 18% such that the fair value assigned is less than the face value. Therefore, Advantage records accretion income each reporting period to increase the carrying value to the fair value by the maturity date. For the three months ended June 30, 2013 we recognized $0.4 million of accretion income. The Class B Shares are recognized at fair value based on quoted trading prices and we recognized an unrealized gain of $0.3 million associated with an increase in the fair value during the second quarter of 2013.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the six months ended June 30, 2013, the Corporation recognized a deferred income tax expense of $1.7 million as a result of the $7.8 million net income before taxes and non-controlling interest. As at June 30, 2013, the Corporation had a deferred income tax asset balance of $41.1 million and a deferred income tax liability balance of $4.5 million.

Net Income Attributable to Non-Controlling Interest

At June 30, 2013, Advantage had a 45.1% ownership interest in Longview with the remaining 54.9% held by outside interests or non-controlling interests. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income or loss attributable to the Advantage shareholders, it is necessary to deduct or add that portion of the net income or loss related to Longview that is consolidated within Advantage’s financial results but is attributable to the non-controlling interests. Therefore, for the six months ended June 30, 2013, Advantage recognized a $2.7 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests (June 30, 2012 - $3.8 million).

Advantage Oil & Gas Ltd. - 17

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	% change	2013	2012	% change
Net income (loss) and comprehensive income (loss) ($000)	$8,342	$(15,579)	154%	$3,363	$(26,138)	113%
per share - basic	$0.05	$(0.10)	150%	$0.02	$(0.16)	113%
- diluted	$0.05	$(0.10)	150%	$0.02	$(0.16)	113%

Advantage realized net income for the three and six months ended June 30, 2013, a significant improvement from the same periods of 2012. The increase is primarily due to higher funds from operations and less depreciation expense, partially offset by a loss recognized on the sale of non-core assets. Funds from operations have improved considerably during 2013 from increases in commodity prices as compared to 2012 and continued lower royalties and operating costs. Depreciation expense has decreased compared to the same periods of 2012 due to the reduced rate of depreciation per boe and lower production attributable to significant non-core property dispositions. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale effective August 2012. Advantage also recognized a $6.1 million loss on disposition of non-core assets as the fair value assigned to the consideration received was less than the carrying value of the assets held for sale.

Cash Netbacks

	Three months ended				Six months ended
	June 30				June 30
	2013		2012		2013		2012
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$78,470	$33.16	$57,886	$22.76	$153,770	$31.84	$132,380	$25.16
Royalties	(9,242)	(3.91)	(8,384)	(3.30)	(17,579)	(3.64)	(18,938)	(3.60)
Realized gain (loss) on derivatives	(2,107)	(0.89)	640	0.25	(2,080)	(0.43)	(4)	-
Operating expense	(16,832)	(7.11)	(22,374)	(8.80)	(37,992)	(7.87)	(45,352)	(8.62)
Operating income	50,289	21.25	27,768	10.91	96,119	19.90	68,086	12.94
General and administrative (1)	(5,791)	(2.45)	(5,434)	(2.14)	(11,868)	(2.46)	(10,496)	(2.00)
Finance expense (2)	(4,460)	(1.88)	(4,154)	(1.63)	(8,785)	(1.82)	(7,915)	(1.50)
Other income (3)	133	0.06	63	0.02	1,002	0.21	559	0.11
Funds from operations and	$40,171	$16.98	$18,243	$7.16	$76,468	$15.83	$50,234	$9.55
cash netbacks

(1)	General and administrative expense excludes non-cash G&A.
(2)	Finance expense excludes non-cash accretion expense.
(3)	Other income excludes non-cash other income.

For the three months ended June 30, 2013, Advantage realized funds from operations of $40.2 million or $16.98 per boe, an increase of 120% as compared to $18.2 million or $7.16 per boe for the second quarter of 2012 and an increase of 11% as compared to $36.3 million or $14.74 per boe for the immediate prior quarter. The increased funds from operations and cash netbacks have been primarily attributable to significantly improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 111% for the three months ended June 30, 2013, as compared to the same period of 2012 and increased 16% when compared to the first quarter of 2013. Realized crude oil and NGLs prices, excluding hedging, increased 13% for the three months ended June 30, 2013, as compared to the same period of 2012 and increased 8% when compared to the first quarter of 2013. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). Average daily production during the three and six months ended June 30, 2013 decreased as compared to the same periods of 2012 as we completed several significant dispositions from the third quarter of 2012 through to the second quarter of 2013 to create a pure play company focused on our signature Glacier Montney property.

Advantage Oil & Gas Ltd. - 18

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2013	2014	2015
Building leases	$2.8	$1.3	$1.5	$-
Pipeline/transportation	18.2	5.8	10.2	2.2
Bank indebtedness (1) - principal	262.5	-	-	262.5
- interest	26.2	6.7	13.2	6.3
Convertible debentures (2) - principal	86.2	-	-	86.2
- interest	8.6	2.2	4.3	2.1
Total contractual obligations	$404.5	$16.0	$29.2	$359.3

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2014. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)	As at June 30, 2013, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	June 30, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$144,779	$117,672	$262,451
Working capital deficit (1)	5,954	4,972	10,926
Net debt	150,733	122,644	273,377
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$236,983	$122,644	$359,627
Shares outstanding	168,382,838	46,883,583
Shares closing market price ($/share)	$4.15	$4.98
Market capitalization (2)	$698,789	$233,480

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interests in Longview and Questfire. The capital structure is reviewed by Management and the Board on an ongoing basis.

Advantage Oil & Gas Ltd. - 19

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation, industry conditions and financial markets during the last several years has created significant commodity price volatility. Natural gas prices have remained low for several years due to decreased demand caused by mild winters and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. However, natural gas prices have experienced a significant improvement as compared to 2012 due to a prolonged 2012/2013 winter that has helped to reduce inventory levels to the five-year average resulting in a more balanced market. Although crude oil prices have generally remained strong, increased North American production has challenged current infrastructure resulting in volatile differentials that has generally placed downward pressure on Canadian realized prices. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. Advantage has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). In order to strengthen our financial position and balance our cash flows, on May 22, 2012, Advantage sold 8,300,000 Longview common shares with net proceeds utilized to repay bank indebtedness. Additionally, on August 22, 2012, the Advantage legal entity announced that it would market for sale all remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21,150,010 share ownership position in Longview. On February 5, 2013 Advantage announced that it had closed four separate sales transactions since commencement of the non-core asset disposition process for net cash proceeds of $27.8 million and representing production of approximately 420 boe/d. On April 30, 2013, Advantage announced that it had closed a fifth and final transaction with Questfire representing production of approximately 5,600 boe/d which, on a combined basis, constituted the sale of substantially all non-core assets. The consideration received by Advantage from Questfire consisted of $40.2 million of cash, a Convertible Senior Secured Questfire Debenture with a face value of $32.6 million and 1.5 million Class B Shares of Questfire. We will continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current industry and economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance acquisitions and development activities.

As at June 30, 2013, Advantage had 168.4 million common shares outstanding and there were no changes in share capital during the six months ended June 30, 2013. As at August 8, 2013, common shares outstanding have not changed since June 30, 2013.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at June 30, 2013 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2012 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At June 30, 2013, Advantage had consolidated bank indebtedness outstanding of $262.5 million consisting of $144.8 million and $117.7 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has decreased $10.0 million since December 31, 2012 attributable to cash received from completion of non-core asset dispositions, partially offset by capital expenditures as our primary capital activity occurs during the winter months. Advantage’s consolidated credit facilities of $430 million at June 30, 2013 included $230 million with Advantage and $200 million with Longview (the “Credit Facilities”). Advantage’s credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in June 2014. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage Oil & Gas Ltd. - 20

Advantage had a consolidated working capital deficiency of $10.9 million as at June 30, 2013. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On completion of Longview’s initial public offering on April 14, 2011, Advantage owned 29,450,010 common shares of Longview representing a 63% equity ownership with the remaining 37% equity ownership held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 Longview common shares to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. As such, Advantage’s consolidated financial statements include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income or loss that is consolidated within Advantage’s financial results and reduced for any dividends declared by Longview to the independent shareholders. Therefore, for the six months ended June 30, 2013, Advantage recognized a $2.7 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests. This $2.7 million increased non-controlling interest on the statement of financial position with a decrease of $7.7 million related to dividends declared by Longview to the non-controlling interest ownership.

Capital Expenditures

	Three months ended		Six months ended
	June 30		June 30
($000)	2013	2012	2013	2012
Drilling, completions and workovers	$1,733	$10,831	$61,249	$79,000
Well equipping and facilities	4,369	2,201	13,009	15,365
Land and seismic	4	-	24	44
Other	-	135	-	681
Expenditures on property, plant and equipment	6,106	13,167	74,282	95,090
Expenditures on exploration and evaluation assets	19	-	30	-
Proceeds from property dispositions	(39,226)	(17)	(53,108)	(17)
Net capital expenditures (1)	$(33,101)	$13,150	$21,204	$95,073

(1)	Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent on property, plant and equipment and exploration and evaluation assets for the six months ended June 30, 2013 $57.9 million, substantially all of which was incurred at Glacier. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. During the first quarter of 2012 we completed our Glacier Phase IV development program and announced in March 2012 that as a result of the prevailing low natural gas pricing environment, we would maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. We experienced a prolonged 2012 spring break-up and other weather related conditions that delayed our Phase V Glacier capital program until September 2012 which included the drilling of 3 new Middle Montney evaluation wells and completion of previously drilled wells to maintain production. During the first quarter of 2013, we finished our Phase V capital program and completed all remaining wells with estimated sufficient behind pipe productivity from these well completions to sustain production at approximately 100 mmcf/d for the remainder of 2013. At Glacier, drilling activity has been delayed due to wet conditions but we have now commenced our Phase VI Glacier development program which is designed to increase production to 135 mmcf/d by the end of the first quarter of 2014 with capital expenditures for the twelve months ended March 31, 2014 estimated to be $170 million. The capital program will include a total of 22 wells which consist of 7 Upper Montney wells, 3 Middle Montney wells and 12 Lower Montney wells. The Glacier gas plant is capable of processing 140 mmcf/d due to the expansion work that was completed in 2012.

Advantage Oil & Gas Ltd. - 21

Longview’s 2013 capital program is designed to maintain production at 2012 levels and is focused primarily on further development of the Midale formation in Southeast Saskatchewan where they have an extensive land base, high working interests and existing infrastructure. Longview’s 2013 capital program has experienced a number of delays due to extreme winter conditions in Southeast Saskatchewan during the first quarter and spring break-up conditions that dominated the second quarter with road bans and lease access restrictions resulting in minimal capital expenditures. Wet weather conditions have continued into the third quarter of 2013 postposing the resumption of their efforts to drill, complete and add new production. Longview spud 1.5 net (2 gross) Midale oil wells in late June 2013 that were rig released in July 2013 and will be brought on production during the third quarter. For the six months ended June 30, 2013, Longview spent a net $16.5 million on property, plant and equipment and exploration and evaluation assets which included $9.5 million in Saskatchewan, $2.3 million at Sunset, and $2.2 million at Nevis with the remaining spending for miscellaneous projects. Longview drilled a total of 7.3 net (11 gross) wells at a 91% success rate and drilled one water injection well.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the six months ended June 30, 2013 and 2012 and the sources of funding to meet those requirements:

	Six months ended
	June 30
($000)	2013	2012
Sources of funds
Funds from operations	$76,468	$50,234
Property dispositions	53,108	17
Proceeds from Longview financing	-	71,563
Increase in bank indebtedness	-	51,050
	$129,576	$172,864
Uses of funds
Expenditures on property, plant and equipment	$74,282	$95,090
Decrease in bank indebtedness	10,047	-
Dividends declared by Longview to non-controlling interest	7,715	6,027
Expenditures on decommissioning liability	2,846	1,341
Expenditures on exploration and evaluation assets	30	-
Change in non-cash working capital and other	34,656	70,406
	$129,576	$172,864

Funds from operations have increased primarily attributable to significantly improved commodity prices and partially offset by lower production due to non-core asset dispositions. With completion of the non-core asset disposition process, we received $53.1 million in cash during the six months ended June 30, 2013. As a result, bank indebtedness has decreased since December 31, 2012, offset by capital expenditures as our primary capital activity occurs during the winter months. To assist with funding capital expenditures, Advantage has typically utilized funds from operations and bank indebtedness from its Credit Facilities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

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Quarterly Performance

	2013		2012				2011
($000, except as otherwise	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
indicated)
Daily production
Natural gas (mcf/d)	123,843	127,398	125,455	126,606	132,411	139,664	137,480	134,353
Crude oil and NGLs (bbls/d)	5,366	6,127	6,148	5,724	5,880	6,582	6,498	6,246
Total (boe/d)	26,007	27,360	27,057	26,825	27,949	29,859	29,411	28,638
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.48	$3.00	$2.97	$2.07	$1.65	$2.02	$3.18	$3.62
Including hedging	$3.37	$3.05	$2.75	$2.07	$1.67	$2.02	$3.76	$4.16
AECO daily index	$3.55	$3.20	$3.22	$2.28	$1.90	$2.17	$3.20	$3.66
Crude oil and NGLs ($/bbl)
Excluding hedging	$80.35	$74.18	$70.94	$72.07	$70.97	$81.48	$87.06	$76.56
Including hedging	$78.57	$73.12	$72.94	$73.06	$71.73	$80.41	$85.88	$77.33
WTI ($US/bbl)	$94.23	$94.34	$88.20	$92.19	$93.51	$102.94	$94.02	$89.81
Total sales including realized hedging	$76,363	$75,327	$72,944	$62,615	$58,526	$73,850	$98,858	$95,797
Net income (loss)	$8,342	$(4,979)	$(60,218)	$(2,769)	$(15,579)	$(10,559)	$(145,063)	$(2,997)
per share - basic	$0.05	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)
- diluted	$0.05	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)
Funds from operations	$40,171	$36,297	$32,529	$24,703	$18,243	$31,991	$54,634	$50,108

The table above highlights the Corporation’s performance for the second quarter of 2013 and also for the preceding seven quarters. Production decreased in the second and third quarters of 2012 as a result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and prolonged spring break-up and other related weather conditions that caused lease access restrictions. This delayed our Glacier capital program that resumed in September to maintain production at between 90 and 100 mmcf/d. Production was also impacted as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. With Lookout Butte back on production in early November 2012 and the resumption of our capital programs, we experienced an improvement in our fourth quarter 2012 and first quarter 2013 production. In the second quarter of 2013, production decreased as we completed the fifth and final non-core asset disposition on April 30, 2013.

Our financial results, including sales and funds from operations, are significantly impacted by commodity prices, particularly natural gas. During 2011 and into the summer of 2012, natural gas prices continued to decrease which reduced our corresponding sales and funds from operations, although stronger relative crude oil and NGLs prices partially mitigated the impact. From the third quarter of 2012 to the second quarter of 2013, natural gas prices have gradually improved which has positively impacted our sales and funds from operations. Advantage has generally recognized net losses primary driven by weak natural gas prices, although we have also continued to achieve cost reductions and lower expenses. During the fourth quarter of 2011, Advantage recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. In the second quarter of 2013, Advantage realized net income due to the higher commodity price environment and the positive effects from completing the sale of substantially all non-core assets and focusing on its highly economic Glacier property.

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Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition. There have been no changes to the nature and extent of our judgments and estimates during the six months ended June 30, 2013. Additional information concerning our judgments and estimates is disclosed in the notes to the audited financial statements and MD&A for the year ended December 31, 2012.

Changes in Accounting Policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. As Advantage does not have any joint ventures as defined in IFRS 11 and no single joint arrangement that is material to the reporting entity, the adoption and application of this standard did not result in any changes to the disclosure of interests in joint arrangements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the six months ended June 30, 2013. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited financial statements and MD&A for the year ended December 31, 2012.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

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Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

On April 30, 2013, Advantage closed the fifth and final disposition transaction which represents substantially all of Advantage’s remaining non-core assets. Advantage is now a pure play company focused on our signature Glacier Montney property with current production of approximately 110 mmcf/d (18,300 boe/d), operating costs of approximately $0.30/mcf ($1.80/boe) and a royalty rate of 5%.

We commenced our Phase VI Glacier development program which is designed to increase production to 135 mmcf/d by the end of the first quarter of 2014 with capital expenditures for the twelve months ended March 31, 2014 estimated to be $170 million. The capital program will include a total of 22 wells which consist of 7 Upper Montney wells, 3 Middle Montney wells and 12 Lower Montney wells. The majority of the wells in this program will be drilled with longer lateral lengths and include an average of 17 fracs per well compared to our historic average of 13 fracs per well. This will reduce the total number of wells required to achieve our 135 mmcf/d production rate as we estimate the average 30 day initial production rate per well will increase from our historic type curve of 5 mmcf/d to 7.2 mmcf/d. The average per well cost is estimated to be $7.5 million which is higher than our historic average due to the additional number of fracs, longer length wells, utilization of open hole packer systems and higher strength casing to facilitate higher frac pump rates. The 22 wells will be drilled on 8 pads of which 6 pads will be newly constructed. We have secured three drilling rigs with initial completion operations planned to commence in October 2013. Glacier field conditions have been wet which has slightly delayed our current capital program. However, we remain on schedule to achieve our production target of 135 mmcf/d by early 2014.

Continued successful drilling results at Glacier have increased the quality and magnitude of our Montney natural gas resource that contains significant scope and scale as validated by an independent reserve evaluator. The solid economics of our Montney development even during lower natural gas prices provides Advantage with a significant drilling inventory.

Longview

Longview's business strategy is to provide shareholders with attractive long term returns that combine both income and moderate growth by exploiting their assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature. Consistent with their business strategy, Longview will continue to focus on maintaining a strong balance sheet by funding their dividend payments and capital expenditure program primarily from funds from operations. Strong funds from operations for the six months ended June 30, 2013 slightly exceeding the total of Longview’s capital expenditures and dividends declared resulting in a balanced financial approach.

Advantage Oil & Gas Ltd. - 25

The 2013 capital program is designed to maintain production at 2012 levels and is focused primarily on further development of the Midale formation in Southeast Saskatchewan where they have an extensive land base, high working interests and existing infrastructure. However, Longview’s capital program has experienced a number of delays due to extreme winter conditions in Southeast Saskatchewan during the first quarter and spring break-up conditions that have dominated the second quarter with road bans and lease access restrictions resulting in minimal capital expenditures. Such extreme wet weather conditions have continued into the third quarter of 2013 postposing the resumption of Longview’s efforts to drill, complete and add new production. Regardless, daily production averaged 6,041 boe/d for the second quarter of 2013 with 79% from crude oil and NGLs, a 3% increase from the second quarter of 2012 and comparable to the first quarter of 2013. Additionally, as a result of Longview’s capital programs continued focus on oil weighted projects, the percentage of total production related to crude oil and NGL production have continued to increase resulting in improved cash netbacks while they maintain total production levels. Longview continues to execute their capital program, focusing on operational and cost efficiencies to increase returns and produce stable cash flows while maintaining a conservative financial structure. Longview continues to high grade its inventory of drilling locations and invest in opportunities that they believe provide strong economics during low commodity price cycles.

Given the ongoing volatility in crude oil pricing conditions, Longview will continue to closely monitor their funds from operations as compared to their dividend policy and capital expenditure commitments to ensure they are substantially balanced.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

August 8, 2013

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2013	December 31, 2012

ASSETS
Current assets
Trade and other receivables		$30,151	$32,657
Prepaid expenses and deposits		3,190	5,143
Derivative asset	9	4,708	2,186
Assets held for sale	4	1,253	222,877
Total current assets		39,302	262,863

Non-current assets
Derivative asset	9	4,537	-
Investment - Questfire Class B Shares	5	4,950	-
Investment - Questfire Debenture	6	25,737	-
Exploration and evaluation assets		2,411	2,381
Property, plant and equipment	7	1,601,189	1,605,659
Deferred income tax asset	12	41,083	42,893
Total non-current assets		1,679,907	1,650,933
Total assets		$1,719,209	$1,913,796

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$44,267	$84,979
Derivative liability	9	4,753	1,096
Liabilities associated with assets held for sale	4	-	136,540
Total current liabilities		49,020	222,615

Non-current liabilities
Derivative liability	9	1,142	-
Bank indebtedness	10	262,451	272,511
Convertible debentures		80,768	79,108
Decommissioning liability	11	108,995	126,224
Deferred income tax liability	12	4,532	4,628
Total non-current liabilities		457,888	482,471
Total liabilities		506,908	705,086

SHAREHOLDERS' EQUITY
Share capital	13	2,229,598	2,229,598
Convertible debentures equity component		8,348	8,348
Contributed surplus		89,760	84,962
Deficit		(1,248,843)	(1,252,206)
Total shareholders' equity attributable to Advantage shareholders		1,078,863	1,070,702
Non-controlling interest		133,438	138,008
Total shareholders' equity		1,212,301	1,208,710
Total liabilities and shareholders' equity		$1,719,209	$1,913,796

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Six months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Petroleum and natural gas sales		$78,470	$57,886	$153,770	$132,380
Less: royalties		(9,242)	(8,384)	(17,579)	(18,938)
Petroleum and natural gas revenue		69,228	49,502	136,191	113,442

Operating expense		(16,832)	(22,374)	(37,992)	(45,352)
General and administrative expense		(7,868)	(6,678)	(15,525)	(13,803)
Depreciation expense	7	(28,429)	(35,278)	(54,109)	(72,856)
Exploration and evaluation expense		-	(75)	-	(75)
Finance expense		(7,141)	(6,354)	(13,928)	(12,625)
Gains (losses) on derivatives	9	9,465	5,144	(2,491)	3,706
Other income (expenses)	16	(5,262)	(95)	(4,393)	400
Income (loss) before taxes and non-controlling interest		13,161	(16,208)	7,753	(27,163)
Income tax recovery (expense)	12	(2,631)	2,667	(1,713)	4,836
Net income (loss) and comprehensive income (loss) before non-controlling interest		10,530	(13,541)	6,040	(22,327)
Net income attributable to non-controlling interest		(2,188)	(2,038)	(2,677)	(3,811)

Net income (loss) and comprehensive income (loss) attributable to Advantage shareholders		$8,342	$(15,579)	$3,363	$(26,138)

Net income (loss) per share attributable to Advantage shareholders	14
Basic		$0.05	$(0.10)	$0.02	$(0.16)
Diluted		$0.05	$(0.10)	$0.02	$(0.16)

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non-controlling interest	Total shareholders' equity

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net income and comprehensive income		-	-	-	3,363	3,363	2,677	6,040
Share based compensation	13, 15	-	-	4,798	-	4,798	-	4,798
Change in ownership interest, share based compensation		-	-	-	-	-	468	468
Dividends declared by Longview ($0.30 per Longview share)		-	-	-	-	-	(7,715)	(7,715)
Balance, June 30, 2013		$2,229,598	$8,348	$89,760	$(1,248,843)	$1,078,863	$133,438	$1,212,301

Balance, December 31, 2011		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931
Net loss and comprehensive loss		-	-	-	(26,138)	(26,138)	3,811	(22,327)
Share based compensation	13, 15	6,348	-	(2,643)	-	3,705	-	3,705
Change in ownership interest, sale of 8,300,000 shares of Longview		-	-	19,871	-	19,871	51,692	71,563
Change in ownership interest, share based compensation		-	-	-	-	-	379	379
Dividends declared by Longview ($0.30 per Longview share)		-	-	-	-	-	(6,029)	(6,029)
Balance, June 30, 2012		$2,221,132	$8,348	$88,990	$(1,189,219)	$1,129,251	$156,971	$1,286,222

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Cash Flows

		Three months ended		Six months ended
(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Operating Activities
Income (loss) before taxes and non-controlling interest		$13,161	$(16,208)	$7,753	$(27,163)
Add (deduct) items not requiring cash:
Share based compensation	15	2,077	1,244	3,657	3,307
Depreciation expense	7	28,429	35,278	54,109	72,856
Exploration and evaluation expense		-	75	-	75
Unrealized loss (gain) on derivatives	9	(11,572)	(4,504)	411	(3,710)
Loss on sale of property, plant and equipment		-	158	-	159
Loss on sale of assets held for sale		6,072	-	6,072	-
Accretion income - Questfire Debenture		(377)	-	(377)	-
Unrealized gain - Questfire Class B Shares		(300)	-	(300)	-
Finance expense		7,141	6,354	13,928	12,625
Expenditures on decommissioning liability	4, 11	(699)	(602)	(2,846)	(1,341)
Changes in non-cash working capital	17	(35,961)	(23,316)	(16,441)	(25,434)
Cash provided by (used in) operating activities		7,971	(1,521)	65,966	31,374

Financing Activities
Proceeds from sale of shares in Longview		-	71,563	-	71,563
Increase (decrease) in bank indebtedness	10	(17,959)	(6,453)	(10,047)	51,050
Dividends paid by Longview		(3,859)	(3,015)	(7,714)	(5,612)
Interest paid		(3,900)	(3,692)	(8,834)	(8,540)
Cash provided by (used in) financing activities		(25,718)	58,403	(26,595)	108,461

Investing Activities
Expenditures on property, plant and equipment	7, 17	(21,169)	(56,899)	(92,453)	(139,852)
Expenditures on exploration and evaluation assets		(19)	-	(30)	-
Property dispositions		38,935	17	53,112	17
Cash provided by (used in) investing activities		17,747	(56,882)	(39,371)	(139,835)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

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Notes to The Interim Consolidated Financial Statements

June 30, 2013 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2012, except as identified in note 3. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 8, 2013, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

The methods used to measure fair values of derivative instruments are discussed in note 9.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. (“Longview”), a public Canadian corporation that is a junior oil-focused development and production company with properties located in Western Canada. Advantage owns 45.1% of the common shares of Longview at June 30, 2013. Because the remaining ownership is dispersed, Advantage is considered to control Longview. Therefore, Longview is accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

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3.	Significant accounting policies

(a)	Accounting policies applied to recent transaction

During the second quarter of 2013, Advantage completed the sale of all non-core assets (see note 4). Proceeds received consisted of cash and non-cash consideration. The Questfire Class B Shares have been classified as financial assets at fair value through profit or loss. The Questfire Debenture has been classified as financial assets at amortized cost. These classifications are consistent with Advantage’s accounting policies for financial instruments as defined in Note 3(c) of the audited consolidated financial statements for the year ended December 31, 2012.

(b)	Changes in accounting policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. As Advantage does not have any joint ventures as defined in IFRS 11 and no single joint arrangement that is material to the reporting entity, the adoption and application of this standard did not result in any changes to the disclosure of interests in joint arrangements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(c)	New standards and interpretations not yet adopted

There were no new or amended standards issued during the six months ended June 30, 2013 that are applicable to the Corporation in future periods. A description of standards and interpretations that will be adopted by the Corporation in future periods can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2012.

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4.	Assets held for sale

On February 5, 2013, Advantage announced that it had signed a definitive agreement (the “Transaction”) with Questfire Energy Corp. (“Questfire”) for the sale of certain oil and gas properties. The Transaction closed on April 30, 2013. The Transaction, along with another minor sale that closed in January 2013, constituted the sale of all of the non-core assets of the Advantage legal entity. All Advantage legal entity assets and associated liabilities presented as held for sale at December 31, 2012 have been derecognized from the Consolidated Statement of Financial Position. Consideration received by Advantage during the second quarter of 2013 consisted of $40.6 million of cash, a Convertible Senior Secured Debenture (“Questfire Debenture”) with a face value of $32.6 million, and a fair value of $25.4 million at closing based on an 18% discount rate applied to future cash flows, and 1.5 million Class B Shares of Questfire (“Questfire Class B Shares”) with a fair value of $4.7 million at closing.

The following table provides detail of the assets and liabilities classified as held for sale as at June 30, 2013:

Assets held for sale
Balance at December 31, 2011	$-
Transferred from property, plant and equipment - cost (note 7)	581,444
Transferred from property, plant and equipment - accumulated depreciation and impairment losses (note 7)	(288,694)
Transferred from exploration and evaluation assets	3,127
Impairment of assets held for sale	(73,000)
Balance at December 31, 2012	$222,877
Additions	590
Change in decommissioning liability	(5,483)
Disposals	(216,731)
Balance at June 30, 2013	$1,253

Liabilities associated with assets held for sale
Balance at December 31, 2011	$-
Transferred from decommissioning liability (note 11)	136,540
Balance at December 31, 2012	$136,540
Change in decommissioning liability	(5,483)
Accretion - decommissioning liability	582
Expenditures on decommissioning liability	(2,060)
Transferred from derivative liability	2,671
Disposals - decommissioning liability and derivative liability	(127,541)
Transferred to decommissioning liability (note 11)	(4,709)
Balance at June 30, 2013	$-

For the three and six months ended June 30, 2013, Advantage realized a loss on sale of assets held for sale of $6.1 million.

The balance of assets held for sale at June 30, 2013 consisted solely of certain exploration and evaluation assets of Longview.

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5.	Investment – Questfire Energy Corp. – Class B Shares

Advantage received as proceeds of the Transaction (note 4), 1,500,000 Questfire Class B Shares. The Questfire Class B Shares are convertible at the option of Questfire any time after September 30, 2014, into a number of Class A Shares of Questfire (“Questfire Class A Shares”) equal to $10.00 divided by the greater of $1.00 and the then current market price of Questfire Class A Shares. The Questfire Class B Shares are convertible at the option of Advantage any time after November 30, 2016 on the same basis.

6.	Investment – Questfire Energy Corp. – Convertible Senior Secured Debenture

Advantage received as proceeds of the Transaction (note 4), a Convertible Senior Secured Debenture of Questfire with a face value of $32.6 million. The terms of the Questfire Debenture are defined in the Indenture Agreement (the “Indenture”): The Debenture bears interest at a rate of 6.0% per annum from April 30, 2013 to April 30, 2014, 7% per annum from May 1, 2014 to April 30, 2015, and 9% per annum from May 1, 2015 to maturity on April 30, 2016. The Questfire Debenture only becomes convertible at the option of Advantage for 30 days after any of the following events: October 31, 2015; April 1, 2016; a default by Questfire as defined in the Indenture; any conversion of Questfire Class B Shares into Questfire Class A Shares effected by Questfire; a change of control of Questfire as defined in the Indenture; the election by Questfire to satisfy an interest payment in Questfire Class A Shares in accordance with terms defined in the Indenture. If converted, the Questfire Debenture will be converted into Questfire Class A Shares at the then current market price of the latter.

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7.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106
Additions	173,911	773	174,684
Change in decommissioning liability (note 11)	11,095	-	11,095
Disposals	(6,443)	-	(6,443)
Transferred from exploration and evaluation assets	2,305	-	2,305
Transferred to assets held for sale (note 4)	(581,444)	-	(581,444)
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	73,692	-	73,692
Change in decommissioning liability (note 11)	(24,053)	-	(24,053)
Balance at June 30, 2013	$2,001,702	$5,240	$2,006,942

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2011	$477,939	$1,880	$479,819
Depreciation	131,503	672	132,175
Impairment of oil and gas properties	31,865	-	31,865
Disposals	(3,521)	-	(3,521)
Transferred to assets held for sale (note 4)	(288,694)	-	(288,694)
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	53,841	268	54,109
Balance at June 30, 2013	$402,933	$2,820	$405,753

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2012	$1,602,971	$2,688	$1,605,659
At June 30, 2013	$1,598,769	$2,420	$1,601,189

During the six months ended June 30, 2013, Advantage capitalized general and administrative expenditures directly related to development activities of $5.2 million (June 30, 2012 - $3.1 million).

8.	Related party transactions

Transactions between Advantage and Longview

At June 30, 2013, amounts due from Longview totaled $2.0 million (December 31, 2012 - $2.2 million). Advantage charged Longview $2.7 million during the six months ended June 30, 2013 (June 30, 2012 - $2.7 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the six months ended June 30, 2013 totaled $6.3 million (June 30, 2012 - $8.0 million). All amounts due to and from Longview are non-interest bearing in nature, settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated on consolidation.

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9.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, investment in Questfire Class B Shares, investment in Questfire Debenture, trade and other accrued liabilities, bank indebtedness, convertible debentures and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at June 30, 2013, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Questfire Debenture has been classified as a financial asset at amortized cost. As at June 30, 2013, there was no significant difference between the carrying amount reported on the Interim Consolidated Statement of Financial Position and the estimated fair value of the financial asset. No value was assigned to the conversion option, due to its restrictions and short term to maturity.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at June 30, 2013, the estimated fair value of the outstanding convertible debenture obligation was $86.2 million (December 31, 2012 - $86.0 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. Financial assets measured at fair value based on a level 1 input consist solely of the investment in Questfire Class B Shares, using a quoted market price. The Corporation does not have any financial liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 36

9.	Financial risk management (continued)

(a)	Price and currency risk

As at June 30, 2013, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO

Fixed price	January 2013 to December 2013	14,217 mcf/d	Cdn $3.51/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	Cdn $3.14/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	Cdn $3.17/mcf
Fixed price	April 2013 to October 2013	4,739 mcf/d	Cdn $2.95/mcf
Fixed price	July 2013 to September 2013	4,739 mcf/d	Cdn $3.22/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	Cdn $4.01/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	Cdn $4.01/mcf
Fixed price	January 2014 to March 2014	14,217 mcf/d	Cdn $3.85/mcf
Fixed price	January 2014 to March 2014	18,956 mcf/d	Cdn $3.84/mcf
Fixed price	April 2014 to October 2014	14,217 mcf/d	Cdn $3.68/mcf
Fixed price	April 2014 to October 2014	18,956 mcf/d	Cdn $3.68/mcf
Fixed price	April 2014 to March 2015	18,956 mcf/d	Cdn $3.82/mcf
Fixed price	November 2014 to March 2015	14,217 mcf/d	Cdn $4.02/mcf
Fixed price	November 2014 to March 2015	18,956 mcf/d	Cdn $4.01/mcf
Fixed price	April 2015 to March 2016	18,956 mcf/d	Cdn $3.90/mcf
Fixed price	April 2015 to March 2016	9,478 mcf/d	Cdn $3.90/mcf
Fixed price	April 2015 to March 2016	14,217 mcf/d	Cdn $3.91/mcf

Crude oil - WTI
Fixed price	January 2013 to December 2013	1,000 bbls/d	Cdn $90.29/bbl
Fixed price	February 2013 to December 2013	1,000 bbls/d	Cdn $93.00/bbl
Fixed price	January 2014 to December 2014	1,000 bbls/d	Cdn $94.82/bbl
Fixed price	January 2014 to December 2014	1,000 bbls/d	Cdn $94.85/bbl

For the six months ended June 30, 2013, $2.5 million was recognized in net income as a derivative loss (June 30, 2012 - $3.7 million derivative gain). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Realized gain (loss) on derivatives	$(2,107)	$640	$(2,080)	$(4)
Unrealized gain (loss) on derivatives	11,572	4,504	(411)	3,710
Total gains (losses) on derivatives	$9,465	$5,144	$(2,491)	$3,706

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

Advantage Oil & Gas Ltd. - 37

9.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013	December 31, 2012
Bank indebtedness (non-current) (note 10)	$262,451	$272,511
Working capital deficit (1)	10,926	47,179
Net debt	273,377	319,690
Convertible debentures maturity value (non-current)	86,250	86,250
Total debt	$359,627	$405,940
Shares outstanding (note 13)	168,382,838	168,382,838
Share closing market price ($/share)	$4.15	$3.20
Market capitalization (2)	698,789	538,825
Total capitalization	$1,058,416	$944,765

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

10.	Bank indebtedness

	June 30, 2013	December 31, 2012
Revolving credit facility	$264,124	$274,171
Discount on Bankers Acceptances and other fees	(1,673)	(1,660)
Balance, end of period	$262,451	$272,511

The Corporation has credit facilities (the "Credit Facilities") of $430 million, comprised of $230 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $390 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2014 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds four years. Further, the aggregate of such contracts cannot hedge greater than 65% of total estimated petroleum and natural gas production over three years and 50% over the fourth year, in the Advantage legal entity, and cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year in the Longview legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at June 30, 2013 and December 31, 2012. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the six months ended June 30, 2013, the average effective interest rate on the outstanding amounts

Advantage Oil & Gas Ltd. - 38

10.	Bank indebtedness (continued)

under the facilities was approximately 5.0% (June 30, 2012 – 4.2%). Advantage has no letters of credit issued and outstanding at June 30, 2013 or December 31, 2012.

11.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2013 and 2073. A risk-free rate of 2.96% (December 31, 2012 – 2.37%) and an inflation factor of 2% (December 31, 2012 – 2%) were used to calculate the fair value of the decommissioning liability at June 30, 2013. A reconciliation of the decommissioning liability is provided below:

	Six months ended	Year ended
	June 30, 2013	December 31, 2012
Balance, beginning of period	$126,224	$253,796
Accretion expense	2,901	6,300
Liabilities incurred	1,090	3,637
Change in estimates	1,540	(6,252)
Effect of change in risk-free rate	(26,683)	13,710
Property dispositions	-	(6,032)
Liabilities settled	(786)	(2,395)
	104,286	262,764
Transferred from (to) assets held for sale (note 4)	4,709	(136,540)
Balance, end of period	$108,995	$126,224

12.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

13.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2011	166,304,040	$2,214,784
Share based compensation (note 15)	2,078,798	14,814
Balance at December 31, 2012 and June 30, 2013	168,382,838	$2,229,598

Advantage Oil & Gas Ltd. - 39

14.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net income (loss) attributable to Advantage shareholders
Basic and diluted	$8,342	$(15,579)	$3,363	$(26,138)
Weighted average shares outstanding
Basic	168,382,838	167,086,659	168,382,838	166,813,775
Stock Option Plan	2,692,014	-	1,756,143	-
Diluted	171,074,852	167,086,659	170,138,981	166,813,775

The calculation of diluted net income (loss) per share for the three and six months ended June 30, 2013 and 2012 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net income (loss) per share calculation was 10,029,070 for all periods. As at June 30, 2013 and December 31, 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares.

Restricted shares have been excluded from the calculation of diluted net loss per share for the three and six months ended June 30, 2012, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the three and six months ended June 30, 2012 was 567,161 and 602,264 shares, respectively. There were no restricted shares outstanding at or during the three and six months ended June 30, 2013.

Advantage Oil & Gas Ltd. - 40

15.	Share based compensation

The following tables summarize information about changes in stock options outstanding at June 30, 2013:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2011	-	$-
Granted	15,996,366	3.67
Forfeited	(18,483)	3.67
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,997,257)	3.67
Exercised	(1,997,240)	3.67
Granted	3,804,675	3.69
Forfeited	(321,015)	(3.67)
Balance at June 30, 2013	15,467,046	$3.68

	Stock Options Outstanding			Stock Options Exerciseable
Grant Date	Number	Expiry Date	Exercise Price	Number	Exercise Price
October 1, 2012	1,951,624	July 1, 2013	$3.67	-	-
October 1, 2012	1,951,635	October 1, 2013	3.67	-	-
October 1, 2012	1,951,587	January 1, 2014	3.67	-	-
October 1, 2012	1,951,641	April 1, 2014	3.67	-	-
October 1, 2012	1,951,615	July 1, 2014	3.67	-	-
October 1, 2012	1,951,631	October 1, 2014	3.67	-	-
April 5, 2013	1,878,664	January 1, 2015	3.69	-	-
April 5, 2013	1,878,649	April 1, 2015	3.69	-
	15,467,046		$3.68	-	$-

Share based compensation recognized by plan for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
RSPIP	$69	$1,558	$271	$4,083
Stock Option Plan	2,819	-	4,995	-
Total share based compensation	2,888	1,558	5,266	4,083
Capitalized	(811)	(314)	(1,609)	(776)
Net share based compensation expense	$2,077	$1,244	$3,657	$3,307

16.	Other income

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Loss on sale of assets held for sale	$(6,072)	$-	$(6,072)	$-
Loss on sale of property, plant and equipment	-	(158)	-	(159)
Miscellaneous income (expense)	(194)	63	675	559
Interest income - Questfire Debenture	327	-	327	-
Accretion income - Questfire Debenture	377	-	377	-
Unrealized gain - Questfire Class B Shares	300	-	300	-
Total other income (expenses)	$(5,262)	$(95)	$(4,393)	$400

Advantage Oil & Gas Ltd. - 41

17.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Six months ended
	June 30, 2013	June 30, 2012
Source (use) of cash:
Trade and other receivables	$2,506	$12,802
Prepaid expenses and deposits	1,953	655
Trade and other accrued liabilities	(40,712)	(83,529)
	$(36,253)	$(70,072)

Related to operating activities	$(16,441)	$(25,434)
Related to financing activities	(32)	900
Related to investing activities	(19,780)	(45,538)
	$(36,253)	$(70,072)

Advantage Oil & Gas Ltd. - 42

18.	Segmented information

The Corporation is comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates natural gas focused properties in Alberta. Longview develops and operates primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan.

Results by operating segment for the six months ended June 30, 2013 and 2012 are as follows:

	Six months ended			Six months ended
	June 30, 2013			June 30, 2012
(thousands of Canadian dollars)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated

Petroleum and natural gas sales	$81,396	$72,374	$153,770	$60,737	$71,643	$132,380
Less: royalties	(4,728)	(12,851)	(17,579)	(4,671)	(14,267)	(18,938)
Petroleum and natural gas revenue	76,668	59,523	136,191	56,066	57,376	113,442

Operating expense	(14,765)	(23,227)	(37,992)	(22,437)	(22,915)	(45,352)
General and administrative expense	(14,054)	(1,471)	(15,525)	(11,508)	(2,295)	(13,803)
Depreciation expense	(34,462)	(19,647)	(54,109)	(52,230)	(20,626)	(72,856)
Finance expense	(9,965)	(3,963)	(13,928)	(9,291)	(3,334)	(12,625)
Exploration and evaluation expense	-	-	-	(75)	-	(75)
Gains (losses) on derivatives	2,693	(5,184)	(2,491)	(2,000)	5,706	3,706
Other income (expenses)	(5,048)	655	(4,393)	384	16	400
Income (loss) before taxes and non-controlling interest	1,067	6,686	7,753	(41,091)	13,928	(27,163)
Income tax recovery (expense)	96	(1,809)	(1,713)	8,588	(3,752)	4,836
Net income (loss) and comprehensive income (loss) before non-controlling interest	1,163	4,877	6,040	(32,503)	10,176	(22,327)

Net income attributable to non-controlling interest	-	(2,677)	(2,677)	-	(3,811)	(3,811)
Net income (loss) and comprehensive income (loss) attributable to Advantage shareholders	$1,163	$2,200	$3,363	$(32,503)	$6,365	$(26,138)
Total assets	$1,216,237	$502,972	$1,719,209	$1,439,220	$560,717	$1,999,937
Total liabilities	$290,324	$216,584	$506,908	$483,463	$230,252	$713,715

Expenditures on property plant and equipment	$57,827	$16,455	$74,282	$71,184	$23,906	$95,090
Dividends received (paid)	$6,346	$(14,061)	$(7,715)	$8,005	$(14,034)	$(6,029)

Advantage Oil & Gas Ltd. - 43

Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Paul G. Haggis (1)(2)
Andy J. Mah	Transfer Agent
Ronald A. McIntosh (1)(2)(3)
Steven Sharpe (3)	Computershare Trust Company of Canada

(1) Member of Audit Committee	Abbreviations
(2) Member of Reserve Evaluation Committee
(3) Member of Human Resources, Compensation & Corporate Governance Committee	bbls	- barrels
	bbls/d	- barrels per day
	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
Officers	boe/d	- barrels of oil equivalent per day
	mcf	- thousand cubic feet
Andy J. Mah, President and CEO	mcf/d	- thousand cubic feet per day
Patrick J. Cairns, Senior Vice President	mmcf	- million cubic feet
Craig Blackwood, Vice President, Finance and CFO	mmcf/d	- million cubic feet per day
Neil Bokenfohr, Vice President, Exploitation	bcf	- billion cubic feet
Lionel Derochie, Vice President, Operations	tcf	- trillion cubic feet
	gj	- gigajoules
Corporate Secretary	NGLs	- natural gas liquids
	WTI	- West Texas Intermediate
Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP

Corporate Office
Auditors
700, 400 – 3 Avenue SW
PricewaterhouseCoopers LLP	Calgary, Alberta T2P 4H2
(403) 718-8000

Bankers
Contact Us
The Bank of Nova Scotia
National Bank of Canada	Toll free: 1-866-393-0393
Royal Bank of Canada	Email: ir@advantageog.com
Canadian Imperial Bank of Commerce	Visit our website at www.advantageog.com
Union Bank, Canada Branch
Alberta Treasury Branches	Toronto Stock Exchange Trading Symbols
Wells Fargo Bank N.A., /Canada Branch
Shares: AAV
5.00% Convertible Debentures: AAV.DBH

Independent Reserve Evaluators
New York Stock Exchange Trading Symbol
Sproule Associates Limited
Shares: AAV

Advantage Oil & Gas Ltd. - 44